UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Summit Financial Services Group, Inc.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, $0.0001 Par Value

(Title of Class of Securities)

86606J 10 5

(CUSIP Number of Class of Securities)

(Underlying Options to Purchase Common Stock)

Marshall T. Leeds

Chief Executive Officer

Summit Financial Services Group, Inc.

595 South Federal Highway, Suite 500

Boca Raton, Florida 33432

(561) 338-2800

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Michael J. Lang, Esq.	Alan H. Aronson, Esq.
General Counsel	Akerman Senterfitt
Summit Financial Services Group, Inc.	One SE Third Avenue., 25th Floor
595 South Federal Highway, Suite 500	Miami, Florida 33131
Boca Raton, Florida 33432	(305) 374-5600
(561) 338-2800

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,450,000	$197.78

*	Estimated solely for the purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase the Issuer’s common stock that are eligible for the offer will be tendered pursuant to this offer. These options have an aggregate value of $1,450,000 as of October 16, 2012, calculated based on a Black-Scholes option pricing model.
**	The Amount of Filing Fee calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $136.40 for each $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $197.78	Filing Party: Summit Financial Services Group, Inc.
Form or Registration No.: 333-108818	Date Filed: October 17, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer:    ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

SCHEDULE TO

This Amendment No. 1 amends the Tender Offer Statement on Schedule TO relating to an offer (the “Offer”) by Summit Financial Services Group, Inc., a Florida corporation (“Summit” or the “Company”), to exchange certain outstanding options for new options to purchase shares of the Company’s common stock as set forth under the Offer to Exchange Certain Options for New Options dated October 17, 2012 (the “Offer to Exchange”), which was filed as Exhibit (a)(1)(A) to Schedule TO, and is incorporated herein by reference.

The information in the Offer to Exchange is incorporated herein by reference, except that such information is amended and supplemented to the extent specifically provided herein. In addition, the Form of Notice of Offer to Exchange from the Company, dated October 17, 2012, attached as Exhibit (a)(1)(B) to Schedule TO; the election form attached as Exhibit (a)(1)(C) to Schedule TO: and the withdrawal form attached as Exhibit (a)(1)(D) to Schedule TO, is incorporated herein by reference, except as such information is amended and supplemented to the extent specifically provided herein.

The Offer is amended to provide that the expiration date of the Offer is 6:00 pm, Eastern Time, on November 14, 2012, and that the New Option Grant Date will be November 14, 2012. Accordingly, the New Options will have an exercise price equal to the greater of (a) $0.80 per share, (b) the closing price of our common stock on the New Option Grant Date, which is now expected to be November 14, 2012, and (c) the current exercise price of the Eligible Options being exchanged for New Options.

The benefit to option holders to participate in the Offer is the ability to extend the term of their existing options. Since the exercise price for the New Options cannot be less than the current exercise price of the Eligible Options being exchanged, and in certain circumstances can be higher, option holders who participate in the Offer will not be issued options with an exercise price more advantageous than what they currently have. Moreover, as described in the Offer to Exchange, the issuance of New Options in exchange for Eligible Options will subject the option holders to a new vesting schedule.

Item 1. Summary Term Sheet.

The information set forth under “Summary Term Sheet” in the Offer to Exchange is incorporated herein by reference, except as specifically amended and supplemented as provided above.

Item 2. Subject Company Information.

(b) Securities.

This Tender Offer Statement on Schedule TO, as amended, relates to an Offer by the Company to holders of certain outstanding options to purchase the Company’s common stock granted under the Company’s 2000 Incentive Compensation Plan, as amended (the “2000 Plan”) or the Company’s 2006 Incentive Compensation Plan, as amended (the “2006 Plan”), to exchange certain of their outstanding options for new options to purchase shares of the Company’s common stock upon the terms and subject to the conditions described in (i) the Offer to Exchange attached to Schedule TO as Exhibit (a)(1)(A), (ii) the Form of Notice of Offer to Exchange from the Company, dated October 17, 2012, attached to Schedule TO as Exhibit (a)(1)(B), (iii) the election form attached to Schedule TO as Exhibit (a)(1)(C) and (iv) the withdrawal form attached to Schedule TO as Exhibit (a)(1)(D), and except as such Exhibits are amended and supplemented above, and (v) Form of Supplemental Notice of Offer to Exchange, attached hereto as Exhibit (a)(1)(G).

As of the date hereof, 491,098 options to purchase a like number of shares of the Company’s common stock have been tendered to the Company for exchange pursuant to the Offer.

Item 4. Terms of the Transaction.

(a) Material terms.

The information set forth in the Offer to Exchange under “Summary Term Sheet,” “Eligibility” (Section 1), “Number of New Options; Expiration Date” (Section 2), “Procedures for electing to exchange options” (Section 4), “Withdrawal rights and change of election” (Section 5), “Acceptance of options for exchange and issuance of New Options” (Section 6), “Conditions of the Offer” (Section 7), “Source and amount of consideration; terms of New Options” (Section 9), “Status of options acquired by us in the Offer; Accounting consequences of the Offer” (Section 12), “Legal matters; regulatory approvals” (Section 13), “Material U.S. federal income tax consequences” (Section 14), and “Extension of Offer; termination; amendment” (Section 15), is incorporated herein by reference, and except as amended and supplemented above.

Item 12. Exhibits.

The Index to Exhibits attached to this Schedule TO is incorporated herein by reference, and except as amended and supplemented above.

3

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SUMMIT FINANCIAL SERVICES GROUP, INC.

/s/ Marshall T. Leeds
Marshall T. Leeds
Chief Executive Officer

Date: October 25, 2012

INDEX TO EXHIBITS

Exhibit Number	Description

(a)(1)(A)*	Offer to Exchange Certain Options, dated October 17, 2012

(a)(1)(B)*	Form of Notice of Offer to Exchange from the Company, dated October 17, 2012

(a)(1)(C)*	Summit’s Offer to Exchange Certain Outstanding Options for New Options—Election form

(a)(1)(D)*	Summit’s Offer to Exchange Certain Outstanding Options for New Options—Withdrawal form

(a)(1)(E)*	Form of Reminder Notice to Eligible Individuals who Elect to Participate in the Offer to Exchange Certain Outstanding Options for New Options

(a)(1)(F)*	Summit Financial Services Group, Inc.’s Stock Option Exchange Program — Frequently Asked Questions (FAQs — Quick Summary)

(a)(1)(G)	Form of Supplemental Notice of Offer to Exchange

(b)	Not applicable

(d)(1)	2006 Incentive Compensation Plan, as amended (incorporated herein by reference to the Registrant’s Proxy Statements for the Annual Meetings held or to be held on December 13, 2006, October 6, 2010 and November 14, 2012)

(d)(2)	2000 Incentive Compensation Plan, as amended (incorporated herein by reference to the Registrant’s Form 10-KSB for the fiscal year ended December 31, 2003, and the Registrant’s Proxy Statement for the Annual Meeting held on June 22, 2005)

(g)	Not applicable

(h)	Not applicable

*	Previously filed.